

March 31, 2011

Facsimile 770-554-3603
Mr. John E. Kahn
Chief Financial Officer
TeamStaff, Inc.
1 Executive Drive, Suite 130
Somerset, NJ 08873

      Re: **TeamStaff, Inc.**
                Form 10-K for the fiscal year ended September 30, 2010
                Filed February 14, 2011
                Form 10-Q for the quarter ended December 31, 2010
                File No. 0-18492

Dear Mr. Kahn:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2010

Report of Independent Registered Public Accounting Firm, page F-2

1. In light of the disclosures in the filing, please tell us why your independent registered public accounting firm did not include a going concern paragraph in their report. It appears that you have disclosed management's plan for dealing with the potential going concern issue.

<u>Critical accounting policies, page 29</u>
<u>Goodwill and Intangible assets, page 30</u>

2. Refer to your disclosure on this page 30 and on page F-12. We note that you combined your accounting policy on goodwill impairment with your accounting policy on impairment of indefinite intangible assets. Please revise to disclose your policies on impairment of each of these assets separately.

3. We note that goodwill represents approximately 34% of your total assets as of September 30, 2010. Based on your disclosures it appears that you have one operating subsidiary and one reporting unit and that all the goodwill is attributable to TeamStaff GS reporting unit. In light of the consistent net losses and other negative disclosure in the filing, explain to us in detail how your goodwill balance is not impaired or partially impaired as of September 30, 2010 and why you did not perform an interim impairment test as of December 31, 2010.

4. To help us understand your conclusions, please describe your goodwill impairment test to us in detail, including at a minimum: 1) the reporting units you identified and how they were identified, 2) how you determined the fair value of your reporting units and why you believe that methodology is appropriate, 3) a description of key assumptions used and how the key assumptions were determined, and 4) the percentage by which fair value exceeded carrying value as of the most recent step one test. Tell us the cash flows that management used and how they were developed as well as the disclosure in your filing that supports management's conclusions. Refer to your basis in the accounting literature.

5. We note that for purposes of your valuation allowance, you have determined that it is more likely than not that no portion of the valuation allowance attributable to NOLs will be utilized during the carryforward period. We also note the expiration of your task order with DVA disclosed on page 32. Please explain any discrepancies in assumptions between your accounting for income taxes and your assessment of impairment.

<u>Notes to Consolidated Financial Statements</u>

<u>(4) Discontinued Operations, page F-15</u>

Tell us in detail, citing the accounting literature upon which you have relied, why you believe that the sale of TeamStaff Rx qualified as discontinued operation. We note the disclosure of your continuing involvement here and on page F-21, including making claims for the amounts of rent subsidies that have not been paid by the purchaser, Advantage RN.

(6) Debt

Current Facility (See Note 10—Government Assignment of Contracts), page F-19

6. We note the disclosure regarding the conditions of the note in the last paragraph on page F-19. In your next filing, please provide the details of all the conditions. Please provide us your proposed disclosure.

(10) Commitments and Contingencies

Potential Contractual Billing Adjustments, page F-21

7. We note that you have billed the Federal government in excess of contractual rates. Please provide us with your rationale under the accounting literature for recognizing revenue at unapproved rates. Please refer to each of the conditions listed in the last paragraph on page 29 and explain in detail how you have met them.

Workers' Compensation Insurance, page F-22

8. Please tell us in detail how management determined the adequacy of workers' compensation reserves as of September 30, 2009 and 2010. Tell us how the loss data for claims incurred during prior policy periods was utilized to determine the reserves for the periods presented. Please show us how your actual historical experience compares to your estimated losses. Please explain your statement that these reserves are for claims that have not been sufficiently developed and such variables as timing of payments and investment returns thereon are uncertain or unknown, therefore actual results may vary from current estimates. Tell us all the assumptions that you have utilized that are uncertain. Please provide us with a sensitivity analysis.

Prepaid Workers' Compensation, page F-22

9. We note that the amount of a projected refund from Zurich reflected on your balance sheet as a receivable and current policy deposit has not yet been determined. Please tell us your authority under the accounting literature for booking assets that are not fixed and determinable.

Form 10-Q for the Quarterly Period Ended December 31, 2010

10. Please address the comments issued regarding Form 10-K for the fiscal year ended September 30, 2010, as appropriate.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director